

November 19, 2024

Son Tam
Chief Executive Officer
Epsium Enterprise Ltd
Alameda Dr. Carlos D'assumpcao
Edf China Civil Plaza 235-243, 14 Andar P
Macau, SAR China

>   **Re: Epsium Enterprise Ltd**
>   **Amendment No. 5 to Registration Statement on Form F-1**
>   **Filed November 4, 2024**
>   **File No. 333-276313**

Dear Son Tam:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 2, 2024 letter.

Amendment No. 5 to Registration Statement on Form F-1 filed November 4, 2024
Risk Factors
Risks Related to Our Business and Industry, page 15

1.   We note that your revenues for the six months ended June 30, 2024 declined 61.34%, attributed primarily to "depression of economic activities in local market" and an "overall economic downturn result[ing] in reduced demand for alcoholic beverages in Macau." We further note your risk factor disclosure that your business "may be negatively affected by various economic and social disruptions, including but not limited to a slowdown, recession, or inflationary pressures in the general economy…These disruptions could result in reduced demand for the Operating Entity's products…" Please update where appropriate if recent inflationary pressures

and economic conditions have materially impacted your operations. Identify the types of inflationary pressures you are facing and how your business has been affected, as well as any actions planned or taken to mitigate such pressures.

Industry Overview, page 66

2.   Please update the description of the state of your industry for consistency with the results of operations disclosure that there has been a "noticeable decrease in the demand for alcoholic beverages in Macau" and that a recent "overall economic downtown" has caused "a serious contraction of the wholesale market for low-priced alcoholic beverages." In this regard, we note that much of the disclosure in this section is given as of 2022 or early 2023 and includes statements implying that the market and demand for alcoholic beverages in Macau is continuing to grow (e.g., "As the economy recovers, the consumption of alcoholic beverages in Macau is expected to increase…" and "[t]he growth trend likely correlates to the expansion of the middle and upper classes in Macau and their ability and willingness to purchase high-end and craft alcoholic beverages…").

Underwriting, page 117

3.   Provide additional information as to why your disclosure and Sections 2.27 and 3.18 of the form of underwriting agreement filed as Exhibit 1.1 indicate that the lock-up arrangements applicable to the company, directors, officers, and holders of at least 5% of outstanding ordinary shares will be in favor only of EF Hutton, rather than both underwriters for the offering. Explain the purpose of this distinction, and clarify whether this is meant to suggest that EF Hutton will be able to unilaterally release such parties from their lock-up arrangements, and if so, why this was decided upon. In this regard, we note that Section 3.19 of the form of underwriting agreement suggests that EF Hutton will have the sole ability to waive the lock-up period, but the form of press release included within Exhibit 1.1 and description of lock-up agreements at page 119 are inconsistent on this point.

        Please contact James Giugliano at 202-551-3319 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Dietrich King at 202-551-8071 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Trade & Services

cc: Laura Hua Lua Hemman, Esq.